ARTICLES OF INCORPORATION
OF

SEER SIGNS & GRAPHICS, INC.,
(A Nevada Corporation)

ARTICLE 1.

Company Name
1.1	The name of this corporation is Seer Signs & Graphics, Inc.

ARTICLE 2.

Duration

2.1	The corporation shall continue in existence perpetually unless sooner dissolved according to law.

ARTICLE 3.

Principal Office
3.1	The name and address of its Resident Agent is CSC Services of Nevada Inc., 502 East John Street, Carson City, NV 89706

ARTICLE 4.

Purpose

4.1	The purpose for which the corporation is organized is to engage in any lawful activity within or outside the State of Nevada.

4.2	The corporation may also maintain offices at such other places within or without the State of Nevada as it may from time to time determine. Corporate business of every kind and nature may be conducted, and meetings of directors and shareholders may be held outside the State of Nevada with the same effect as if in the State of Nevada.

ARTICLE 5.

Board of Directors

5.1	Number. The board of directors of the Corporation shall consist of such number of persons, not less than one and not to exceed 10, as shall be determined in accordance with the bylaws from time to time.

5.2	The name and address of the first Board of Directors is as follows:

Joslyn Alderson 12809 25 Avenue, Surrey, BC	Troy Hibbs 16781 77 Avenue, Surrey, BC	Leighton Dean 15344 Victoria Avenue, White Rock, BC

ARTICLE 6.

Capital Stock

6.1	Authorized Capital Stock. The aggregate number of shares which this Corporation shall have authority to issue is seventy five million (75,000,000) shares of Common Stock, par value $0.001 per share (the "Common Stock"). A description of the classes of shares and a statement of the number of shares in each class and the relative rights, voting power, and preferences granted to the, and restrictions imposed upon the, shares of each class are as set forth in this Article 6.

6.2	Common Stock. Each share of Common Stock shall have, for all purposes one (1) vote per share. The holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, property or shares of stock of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefore. The holders of Common Stock issued and outstanding have and possess the right to receive notice of shareholders' meetings and to vote upon the election of directors or upon any other matter as to which approval of the outstanding shares of Common Stock or approval of the common shareholders is required or requested.

ARTICLE 7.

No Further Assessments

7.1	The capital stock, after the amount of the subscription price determine by the board of directors has been paid in money, property, or services, as the Directors shall determine, shall be subject to no further assessment to pay the debts of the corporation, and no stock issued as fully paid up shall ever be assessable or assessed, and these Articles of Incorporation shall not and cannot be amended, regardless of the vote therefore, so as to amend, modify or rescind this Article 7.

ARTICLE 8.

No Preemptive Rights

8.1	Except as otherwise set forth herein, none of the shares of the Corporation shall carry with them any preemptive right to acquire additional or other shares of the corporation and no holder of any stock of the Corporation shall be entitled, as of right, to purchase or subscribe for any part of any unissued shares of stock of the Corporation or for any additional shares of stock, of any class or series, which may at any time be issued, whether now or hereafter authorized, or for any rights, options, or warrants to purchase or receive shares of stock or for any bonds, certificates of indebtedness, debentures, or other securities.

ARTICLE 9.

No Cumulative Voting

9.1	There shall be no cumulative voting of shares.

ARTICLE 10.

Election Not to be Governed By Provisions of NRS 78.411 to 78.444.
10.1	The Corporation, pursuant to NRS 78.434, hereby elects not to be governed by the provisions of NRS 78.411 to 78.411, inclusive.

ARTICLE 11.

Indemnification of Officers and Directors

11.1	The Corporation shall indemnify its directors, officers, employee, fiduciaries and agents to the fullest extent permitted under the Nevada Revised Statutes.

11.2	Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any By-Law, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

11.3	Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time with respect to indemnification to provide at all times the fullest indemnification permitted by the law of the State of Nevada and may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation as a director of officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

11.4	The private property of the Stockholders, Directors and Officers shall not be subject to the payment of corporate debts to any extent whatsoever.

11.5
No director, officer or shareholder shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this provision does not eliminate nor limit in any way the liability of a director or officer for:

(a)	Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or
(b)	The payment of dividends in violation of Nevada Revised Statutes (N.R.S.) 78.300.

IN WITNESS WHEREOF, we have hereunto set my hand this _____ day of _________, 200__, hereby declaring and certifying that the facts stated hereinabove are true.

______________________________
Joslyn Alderson
President